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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO 2)*

Xenon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98420N105

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Cusip No. 98420N105	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 297,521
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 297,521
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON PN

Page 2 of 15 Pages

Cusip No. 98420N105	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Investors VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 14,247
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,247
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON PN

Page 3 of 15 Pages

Cusip No. 98420N105	13G	Page 4 of 15 Pages

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

InterWest Management Partners VII, LLC (the General Partner of InterWest Partners VII, LP and InterWest Investors VII, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 311,768
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 311,768
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

Page 4 of 15 Pages

Cusip No. 98420N105	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Venture Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 8,293
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,293
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12	TYPE OF REPORTING PERSON CO

Kliman and Oronsky each serve as an officer and director of InterWest Venture Management Company (“IVMC”) and share voting and dispositive power over the shares owned by IVMC and may be deemed beneficially to own the shares held by IVMC.

Page 5 of 15 Pages

Cusip No. 98420N105	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Harvey B. Cash (a Managing Director of InterWest Management Partners VII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 311,768
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 311,768
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Harvey B. Cash that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 6 of 15 Pages

Cusip No. 98420N105	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Philip T. Gianos (a Managing Director of InterWest Management Partners VII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 311,768
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 311,768
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Philip T. Gianos that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 7 of 15 Pages

Cusip No. 98420N105	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) W. Stephen Holmes III (a Managing Director of InterWest Management Partners VII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 311,768
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 311,768
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by W. Stephen Holmes III that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 8 of 15 Pages

Cusip No. 98420N105	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Gilbert H. Kliman (a Managing Director of InterWest Management Partners VII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 320,061
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 320,061
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 9 of 15 Pages

Cusip No. 98420N105	13G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Arnold L. Oronsky (a Managing Director of InterWest Management Partners VII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 320,061
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 320,061
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 10 of 15 Pages

ITEM 1.

(a)	NAME OF ISSUER: Xenon Pharmaceuticals, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

200–3650 Gilmore Way, Burnaby, British Columbia, Canada V5G 4W8

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners VII, LP (“IWP VII”)

InterWest Investors VII, LP (“II VII”)

InterWest Management Partners VII, LLC (“IMP VII”)

InterWest Venture Management Company (“IVMC”)

Harvey B. Cash (“Cash”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP VII:	California
II VII:	California
IMP VII:	California
IVMC:	California
Cash:	United States
Gianos:	United States
Holmes:	United States
Kliman:	United States
Oronsky:	United States

Page 11 of 15 Pages

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 98420N105

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

	IWP VII	II VII	IMP VII (1)	IVMC (2)
Beneficial Ownership	297,521	14,247	311,768	8,293
Percentage of Class	1.7%	Less than 0.1%	1.7%	0.05%
Sole Voting Power	297,521	14,247	311,768	8,293
Shared Voting Power	0	0	0	0
Sole Dispositive Power	297,521	14,247	311,768	8,293
Shared Dispositive Power	0	0	0	0

	Cash (3)	Gianos (3)	Holmes (3)
Beneficial Ownership	311,768	311,768	311,768
Percentage of Class	1.7%	1.7%	1.7%
Sole Voting Power	0	0	0
Shared Voting Power	311,768	311,768	311,768
Sole Dispositive Power	0	0	0
Shared Dispositive Power	311,768	311,768	311,768

	Kliman (2)(3)	Oronsky (2)(3)
Beneficial Ownership	320,061	320,061
Percentage of Class	1.8%	1.8%
Sole Voting Power	0	0
Shared Voting Power	320,061	320,061
Sole Dispositive Power	0	0
Shared Dispositive Power	320,061	320,061

(1)	IMP VII is the general partner of IWP VII and II VII.
(2)	Kliman and Oronsky each serve as an officer and director of InterWest Venture Management Company (“IVMC”) and share voting and dispositive power over the shares owned by IVMC and may be deemed beneficially to own the shares held by IVMC.
(3)	Cash, Gianos, Holmes, Kliman, and Oronsky are Managing Directors of IMP VII and share voting and investment control over shares held by IWP VII and II VII. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.

Page 12 of 15 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP VII, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

INTERWEST PARTNERS VII, LP

		By:	InterWest Management Partners VII, LLC
By:	/s/ Harvey B. Cash by Karen A. Wilson, Power of Attorney		its General Partner
Name:	Harvey B. Cash		By:	/s/ Gilbert H. Kliman
Managing Director
By:	/s/ Philip T. Gianos
Name:	Philip T. Gianos	INTERWEST INVESTORS VII, LP

By:	/s/ W. Stephen Holmes by Karen A. Wilson, Power of Attorney	By:	InterWest Management Partners VII, LLC its General Partner
Name:	W. Stephen Holmes III

By:	/s/ Gilbert H. Kliman		By:	/s/ Gilbert H. Kliman
Name:	Gilbert H. Kliman			Managing Director

By:	/s/ Arnold L. Oronsky	INTERWEST MANAGEMENT PARTNERS VII, LLC
Name:	Arnold L. Oronsky
		By:	/s/ Gilbert H. Kliman
Managing Director

INTERWEST VENTURE MANAGEMENT COMPANY

		By:	/s/ Gilbert H. Kliman
Secretary

Page 14 of 15 Pages